UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

GREENIDGE GENERATION HOLDINGS, INC.
(Name of Applicant)

1159 Pittsford-Victor Road, Suite 240

Pittsford, New York 14534
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
10.00% Senior Notes due 2030	Up to an aggregate principal amount of $26,110,000

Approximate date of proposed Exchange Offer:
As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:
Jordan Kovler
Chief Executive Officer
Greenidge Generation Holdings Inc.
1159 Pittsford-Victor Road, Suite 240

Pittsford, New York 14534
(315) 536-2359

With a copy to:
Kenneth M. Silverman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

ITEM 1.                  GENERAL INFORMATION.

(a)	Greenidge Generation Holdings, Inc. (the “Company” or “Applicant”) is a corporation.

(b)	The Company is organized under the laws of Delaware.

ITEM 2.                  SECURITIES ACT EXEMPTION APPLICABLE.

The Company is making an offer to exchange or purchase, at the election of each holder and subject the Cash Payment Limit described below, its outstanding 8.50% Senior Notes due 2026, CUSIP No. 39531G209 (the “Old Notes”), for:

(1)	A new series of 10.00% Senior Notes due 2030 (the “New Notes”), in an amount equal to $11.00 principal amount of New Notes for each $25.00 principal amount of Old Notes exchanged (the “Exchange Option”); or

(2)	Cash, in an amount equal to $8.50 for each $25.00 principal amount of Old Notes tendered, provided that if the holder elects to tender on or before the Early Tender Date, then cash in the amount equal to $9.00 (the “Early Tender Premium”) for each of the $25.00 principal amount of Old Notes tendered (the “Tender Option”). If the cash required to purchase all of the Old Notes tendered under the Tender Option exceeds $3.0 million (the “Cash Payment Limit”), we will accept the Old Notes tendered for purchase on a pro rata basis.

The Exchange Option and the Tender Option are referred to collectively as the “Tender/Exchange Offer.” The Tender/Exchange Offer is being upon the terms and subject to the conditions described in Offer to Purchase/Exchange dated June 17, 2025 (as it may be supplemented from time to time, the “Offer to Purchase/Exchange”) and the related Tender/Exchange Offer materials (as amended and supplemented from time to time, the “Tender/Exchange Offer Documents”).

The Company may issue up to $26,110,000 aggregate principal amount of the New Notes in the Tender/Exchange Offer. The Offer to Purchase/Exchange is incorporated by reference to Exhibit T3E.1. The New Notes will be issued under an indenture, which is attached hereto as Exhibit T3C.1 (the “Base Indenture”), dated as of October 13, 2021, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”), as supplemented by the second supplemental indenture, the form of which is attached hereto as Exhibit T3C.2 (the “Supplemental Indenture”, together with the Base Indenture, the “Indenture”). The Indenture provides that the Company may issue unlimited amount of its unsecured senior debt securities (including additional New Notes) from time to time in the future.

The Company is making the Exchange Option portion of the Tender/Exchange Offer in reliance on the exemption from the registration requirements provided in Section 3(a)(9) of the Securities Act of 1933. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Tender/Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Tender/Exchange Offer, except for payment of (i) the fees and expenses of its legal advisors for their legal services, (ii) the fees of the transfer agent for its services as a transfer agent, (iii) the fees of the exchange and information agents, for their acceptance and exchange services in relation to the Tender/Exchange Offer and (iv) fees charged by the Trustee under the Indenture for its services as Trustee. The Company has not retained a dealer-manager in connection with the Exchange Offer. No holder of Old Notes has made or will be requested to make any cash payment in connection with the Tender/Exchange Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Tender/Exchange Offer.

Trust Indenture Act of 1939

The Company hereby acknowledges that under Section 306(c) of the Trust Indenture Act of 1939, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act of 1939, unless such security has been or is to be issued under an indenture and an application for qualification (the “Application” has been filed as to such indenture, or while the Application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an Application on a timely basis could result in an enforcement or other action by the Commission.

The Company acknowledges that the Application was not filed until after the Exchange Offer was commenced. The Company represents that none of the New Notes under the Indenture to be qualified by the Application have been issued and covenants that none of such notes will be issued prior to the Application being declared effective.

AFFILIATIONS

ITEM 3.                   AFFILIATES.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which list is incorporated herein by reference.

The following is a list of subsidiaries of the Company that may be deemed to be affiliates of the Company as of the date of this Application. The Company owns, directly or indirectly, 100% of the outstanding capital stock or other equity interests of each of its subsidiaries, except where otherwise indicated.

Name of Affiliate	Jurisdiction of Incorporation	% Owned by Applicant
Greenidge Generation LLC	New York	100%
Lockwood Hills LLC	New York	100%
Greenidge Solar LLC	Delaware	100%
Greenidge Pipeline LLC	Delaware	100%
Greenidge Pipeline Properties Corporation	New York	100%
Greenidge Markets and Trading LLC	Delaware	100%
Greenidge Generation Blocker Inc.	Delaware	100%
Greenidge Generation Holdings LLC	Delaware	100%
Greenidge Secured Lending LLC	Delaware	100%
Support.com, Inc.	Delaware	100%
Greenidge Texas LLC	Delaware	100%
GNY Collateral Holding LLC	Delaware	100%
GNY Collateral LLC	Delaware	100%
Greenidge British Columbia ULC	Canada	100%
GTX Gen 1 LLC	Delaware	100%
GTX Gen 1 Collateral Holding LLC	Delaware	100%
GTX Gen 1 Collateral LLC	Delaware	100%
GTX Dev 1 LLC	Delaware	100%
Greenidge South Carolina LLC	Delaware	100%
GSC Collateral Holding LLC	Delaware	100%
GSC Collateral LLC	Delaware	100%
GSC RE LLC	Delaware	100%
GSC DemoCo LLC	Delaware	100%
300 Jones Road LLC	Delaware	100%
GGHI Inactive Holdings LLC	Delaware	100%
Greenidge Mississippi LLC	Mississippi	100%
Greenidge North Dakota, LLC	Delaware	100%

MANAGEMENT AND CONTROL

ITEM 4.                   DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Indenture Act of 1939), respectively, of the Company. The mailing address for each executive officer and director listed below is c/o Greenidge Generation Trust Holdings, Inc., 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York 14534.

Name	Position
Andrew M. Bursky	Director
Timothy Fazio	Chairman
Kenneth Fearn	Director
David Filippelli	Director
Dale Irwin	President
Jordan Kovler	Chief Executive Officer and Director
Christopher Krug	Director
Jerome Lay	Director
Timothy Lowe	Director
Christian Mulvihill	Chief Financial Officer
Michael Neuscheler	Director
George (Ted) Rogers	Vice President

ITEM 5.                   PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10% or more of the voting securities of the Company as of June 16, 2025:

	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner	Class A Common Stock	Class B Common Stock	Percent Ownership(1)	Percent Voting Power(2)
Directors and Named Executive Officers:
Andrew M. Bursky(1)	962,744	2,680,030	23.5%	69.2%
Timothy Fazio(1)	962,744	2,680,030	23.5%	69.2%

Entities affiliated with Atlas Holdings(1)	962,744	2,680,030	23.5%	69.2%

_____________________

(1)	Based solely on Amendment No. 1 to the Schedule 13D filed on January 28, 2025 and the Form 4 filed on April 10, 2025. Includes: (i) 119,048 shares of Class A common stock held directly by GGH Bridge Investment LP; (ii) 604,516 shares of Class A common stock and 1,920,265 shares of Class B common stock held of record by Atlas Capital Resources (A9) LP; (iii) 217,064 shares of Class A common stock and 689,512 shares of Class B common stock held of record by Atlas Capital Resources (A9-Parallel) LP; and (iv) 22,116 shares of Class A common stock and 70,253 shares of Class B common stock held of record by Atlas Capital Resources (P) LP. Atlas Capital Resources GP LP (“ACR GPLP”) is the general partner of these entities and Atlas Capital Resources GP LLC (“ACR GP”) is the general partner of ACR GPLP, each of which may be deemed to beneficially own the shares held by these entities. Mr. Fazio and Mr. Bursky are each a managing partner of ACR GP and may be deemed to have shared voting and investment power over the securities held by these entities. Mr. Fazio and Mr. Bursky each disclaims beneficial ownership of such shares except to the extent of each of his pecuniary interest therein. The address for Messrs. Fazio and Bursky is c/o Atlas Holdings LLC, 100 Northfield Street, Greenwich, CT 06830.

ITEM 6.                   UNDERWRITERS.

(a)

(1)	Within the past three years, the following persons acted as an underwriter for the Company’s Class A common stock.

B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, New York 10171

Northland Securities, Inc.

150 South Fifth Street, Suite 3300

Minneapolis, MN 55402

(2)	Within the past three years, no persons acted as an underwriter for the Company’s Class B common Stock.

(3)	Within the past three years, no person has acted as an underwriter for the Old Notes.

(b)	No person is acting as an underwriter for the offer or sale of the New Notes proposed to be issued under the Indenture.

ITEM 7.                   CAPITALIZATION.

(a)	Set forth below is certain information as to each authorized class of securities of the Company as of June 16, 2025.

Title of Class	Amount Authorized (Number of Shares or Principal Amount)	Amount Outstanding (Number of Shares or Principal Amount)
Class A Common Stock, par value of $0.001 per share	400,000,000	12,762,741
Class B Common Stock, par value of $0.001 per share	100,000,000	2,733,394
Preferred stock, par value of $0.001 per share	20,000,000	0
8.50% Senior Notes due 2026	72,200,000	58,274,700

INDENTURE SECURITIES

ITEM 8.                   ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be subject to the Base Indenture, as supplemented by the Supplemental Indenture. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 and is not a complete description of the Indenture provisions discussed. Holders of New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Notes are not described in this analysis. The description makes use of a number of terms defined in the Indenture and is qualified in its entirety by express reference to the Base Indenture and the Supplemental Indenture included as Exhibits T3C.1 and T3C.2 hereto.

(a)	Events of Default; Withholding of Notice

The term “Event of Default” in respect of the New Notes means any of the following:

•	we do not pay interest on any New Note when due, and such default is not cured within 30 days;

•	we do not pay the principal of the New Notes when due and payable;

•	we breach any covenant or warranty in the indenture with respect to the New Notes and such breach continues for 60 days after we receive a written notice of such breach from the Trustee or the holders of at least 25% of the principal amount of the New Notes; and

•	certain specified events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days.

The Trustee may withhold notice to the holders of the New Notes of any default, except in the payment of principal, premium, if any, or interest, if the Trustee in good faith determines the withholding of notice to be in the interest of the holders of the New Notes.

Each year, we will furnish to the Trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the New Notes, or else specifying any default, its status and what actions we are taking or propose to take with respect thereto.

(b)	Authentication and Delivery of the Notes; Use of Proceeds

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver securities of any series executed by the Company to the Trustee for authentication, together with a Company Order (as defined in the Indenture) for the authentication and delivery of such securities, and the Trustee in accordance with such Company Order shall authenticate and deliver such securities; provided, that, with respect to securities of a series constituting a medium term note program, the Trustee shall authenticate and deliver Securities of such series for original issue from time to time in the aggregate principal amount established for such series as may be specified from time to time by a Company Order and pursuant to such procedures acceptable to the Trustee. The maturity dates, original issue dates, interest rates and any other terms of the securities of such series shall be determined by or pursuant to such Company Order and procedures.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for Old Notes pursuant to the Offer to Purchase/Exchange. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

(c)	Release and Substitution of Property Subject to Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d)	Satisfaction and Discharge of the Indenture

The Company may discharge its obligations under the securities of each series (including the New Notes) (except for those surviving obligations specifically set forth in the Indenture) when:

(1)	Either

(A)	all securities of such series theretofore authenticated and delivered (other than (i) securities of such series which have been destroyed, lost or stolen and which have been replaced or paid and (ii) securities of such series for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust have been delivered to the Trustee for cancellation; or

(B)	all such securities of such series not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company, in the case of (i), (ii) or (iii), has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities of such series not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of securities of such series which have become due and payable) or to the stated maturity or redemption date, as the case may be; and

(2)	the Company has paid or caused to be paid all other sums payable thereunder by the Company; and

the Company has delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, certain of the Company’s obligations shall survive as specified in the Indenture.

(e)	Evidence of Compliance with Conditions and Covenants of the Indenture

Upon any application or request by the Company to the Trustee to take any action under any provision of the Indenture, the Company shall furnish to the Trustee an officer’s certificate in form reasonably satisfactory to the Trustee stating that all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been complied with and an opinion of counsel stating that in the opinion of such counsel all such conditions precedent and covenants, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

ITEM 9.                   OTHER OBLIGORS.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for qualification comprises:

(a)	Pages numbered 1 to 11, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Savings Fund Society, FSB, as trustee under the Indenture to be qualified (filed herewith as Exhibit 25.1).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit	Description
Exhibit T3A.1	Second Amended and Restated Certificate of Incorporation of Greenidge Generation Holdings Inc., dated September 6, 2022 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-8 filed on October 31, 2022).
Exhibit T3A.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Greenidge Generation Holdings Inc., effective May 16, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on May 15, 2023).
Exhibit T3B.1	Amended and Restated Bylaws of Greenidge Generation Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 filed on July 16, 2021).
Exhibit T3C.1	Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 13, 2021).
Exhibit T3C.2	First Supplemental Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on October 13, 2021).
Exhibit T3C.3*	Form of Second Supplemental Indenture between the Company and U Wilmington Savings Fund Society, FSB, as trustee, relating to the Company’s 10.00% Senior Notes due 2030.
Exhibit T3D	Not Applicable.
Exhibit T3E.1	Offer to Purchase/Exchange of the Company, dated June 17, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) of the Company’s Tender Offer Statement on Schedule TO filed on June 17, 2025).
Exhibit T3E.2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Tender Offer Statement on Schedule TO filed on June 17, 2025).
Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C1).
Exhibit 25.1*	Statement of Eligibility of Wilmington Savings Fund Society, FSB as the Trustee on Form T-1 for the Second Supplemental Indenture.
*	filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Greenidge Generation Holdings, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Pittsford, and the State of New York, on the 18th day of June, 2025.

Greenidge Generation Holdings, Inc.

			By:	/s/ Jordan Kovler
				Name:	Jordan Kovler
				Title:	Chief Executive Officer

Attest	/s/ Bachar Mahmoud
	Name:	Bachar Mahmoud
	Title:	General Counsel